January 10, 2017

VIA EDGAR

Mr. Coy Garrison, Special Counsel

Securities and Exchange Commission

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, DC 20549

RE:	Agree Realty Corporation

Form 10-K for Fiscal Year Ended December 31, 2015

Filed March 11, 2016

File No. 001-12928

Dear Mr. Garrison:

This letter is submitted in response to your comment letter dated December 16, 2016 (the “Letter”) with respect to the Form 10-K for Fiscal Year Ended December 31, 2015 of Agree Realty Corporation (the “Company”), which was filed with the Securities and Exchange Commission (the “Commission”) on March 11, 2016.

For convenience of reference, your comments are reproduced in italics, and are followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2015

Properties, page 16

1. We note your press release dated October 24, 2016 discussing your development projects. In future Exchange Act periodic reports, please clarify the amount of property you hold for development and disclose anticipated completion dates, costs incurred to date and budgeted costs. For completed developments, please disclose development and redevelopment expenditures per square foot and clarify whether you have included leasing costs. For material amounts of land, please discuss the amount of development the land could support.

RESPONSE

The Company currently discloses the costs incurred to-date of the properties being developed in the line item titled Property Under Development on its balance sheet. This line item includes all costs related to the land acquisition, planning, development and construction of properties, including interest and real estate taxes during the construction period, prior to the date the properties become operational. These costs are capitalized for financial purposes. Leasing costs associated with the lease up of development properties are included in Property Under Development prior to the date the development properties become operational. Once operational, the leasing costs are reclassified into Unamortized Deferred Expenses. See Note 2 to the Company’s Consolidated Financial Statements for additional details regarding the Company’s significant accounting policies.

In the Company’s appropriate future Exchange Act periodic filings with the Commission, the Company will include disclosure substantially similar to the following example regarding its development and redevelopment projects:

“During the third quarter and subsequent thereto, the Company commenced seven new development and Partner Capital Solutions (“PCS”) projects with total project costs of $24.8 million. These projects include the Company’s first Texas Roadhouse in Mount Pleasant, Michigan; three new Burger King developments in Hamilton, Montana, West Fargo, North Dakota and Heber, Utah; two new Camping World projects in Tyler, Texas and Georgetown, Kentucky; and the redevelopment and expansion of an existing asset for Orchard Supply Hardware in Boynton Beach, Florida.

Year-to-date, the Company has 14 development or PCS projects completed or currently under construction on behalf of a number of industry-leading retail tenants. Total project costs for those developments are approximately $38.0 million and include the following completed or commenced projects:

Tenant	Location	Lease Structure	Lease Term	Actual or Anticipated Rent Commencement	Status

Hobby Lobby	Springfield, OH	Build-to-Suit	15 Years	Q1 2016	Completed
Burger King	Farr West, UT	Build-to-Suit	20 Years	Q2 2016	Completed
Family Fare Quick Stop	Marshall, MI	Ground Lease	10 Years	Q2 2016	Completed
Burger King	Devils Lake, ND	Build-to-Suit	20 Years	Q3 2016	Completed
Wawa	Orlando, FL	Ground Lease	20 Years	Q3 2016	Completed
Chick-fil-A	Frankfort, KY	Ground Lease	20 Years	Q3 2016	Completed
Starbucks	North Lakeland, FL	Build-to-Suit	10 Years	Q4 2016	Under Construction
Burger King	Hamilton, MT	Build-to-Suit	20 Years	Q4 2016	Under Construction
Burger King	West Fargo, ND	Build-to-Suit	20 Years	Q1 2017	Under Construction
Burger King	Heber, UT	Build-to-Suit	20 Years	Q1 2017	Under Construction
Texas Roadhouse	Mount Pleasant, MI	Ground Lease	15 Years	Q2 2017	Under Construction
Camping World	Tyler, TX	Build-to-Suit	20 Years	Q2 2017	Under Construction
Camping World	Georgetown, KY	Build-to-Suit	20 Years	Q3 2017	Under Construction
Orchard Supply Hardware	Boynton Beach, FL	Build-to-Suit	15 Years	Q3 2017	Under Construction”

The Company’s development and redevelopment activities are a minority piece of its overall investment activity, representing less than 10% of the Company’s investment activity from 2014 through 2016. Management of the Company believes the project costs of any one individual development or redevelopment project are immaterial to the Company’s overall investment activities. For these reasons, the Company intends to disclose aggregate project costs for its entire pipeline of development and redevelopment projects on a quarterly and year-to-date basis.

The Company’s completion timelines for its development and redevelopment projects are highly variable due to a number of different factors outlined in Item 1a Risk Factors in the Company’s Annual Report on Form 10-K. As a result of this variability, and in an effort to provide investors with a reasonable estimate of a development or redevelopment project’s completion, the Company intends to utilize quarterly rent commencement timelines to indicate when a project is expected to be completed.

The Company’s development and redevelopment projects include ground lease and traditional lease structures, of which the terms, cost structures and rental rates vary greatly in material respects from one project to another. The scope of the Company’s development and redevelopment efforts also differ materially depending on a number of factors specific to the project, including but not limited to the size of the parcel, topography of the site, size of the building, preferences and needs of the occupying tenant and requirements of the municipality in which the property is located. In consideration of these factors, the Company does not believe development and redevelopment expenditures per square foot is a relevant metric when evaluating the cost of its development and redevelopment projects, nor does it believe development and redevelopment expenditures per square foot provides a useful comparison between periods.

The Company has not historically held material amounts of land. The Company will continue to monitor and comply with U.S. GAAP requirements and, in the Company’s future Exchange Act periodic reports, commencing with its Annual Report on Form 10-K for the year ending December 31, 2016, will disclose, to the extent it has material land holdings, the amount of development the land could support.

The Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned, at (248) 419-6335 or mpartridge@agreerealty.com, or Donald J. Kunz, counsel for the Company, at (313) 465-7454 or dkunz@honigman.com.

Sincerely,

/s/ Matthew M. Partridge
Matthew M. Partridge
Executive Vice President, Chief Financial Officer and Secretary

cc:	Rahul K. Patel, Securities and Exchange Commission
Donald J. Kunz, Honigman Miller Schwartz and Cohn LLC
Josie A. Hunwick, Grant Thornton LLP